UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 2, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

02 February 2022

ASX Listing Rules Appendix 3Y

Change of Director’s Interest Notice

Name of entity	BHP Group Limited
ABN 49 004 028 077

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Cockerill

Date of last notice	2 September 2019

In relation to this Appendix 3Y, we advise the ASX of the following:

•

This Appendix 3Y relates to changes in Ian Cockerill’s indirect interests in ordinary shares in BHP Group Limited and BHP Group Plc as a result of the unification of BHP’s dual listed company structure which took effect on 28 January 2022 (Unification).

•

Pursuant to the terms of a scheme of arrangement in connection with Unification, Ian Cockerill received shares in BHP Group Limited in exchange for shares which he formerly held in BHP Group Plc on a one-for-one basis.

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder)	As a result of Unification, Ian Cockerill had 3,500 ordinary shares in BHP Group Plc held by Hargreaves Lansdown (of which Ian Cockerill is a beneficiary) exchanged for 3,500 ordinary shares in BHP Group Limited issued to Giant Sable Corporation (of which Ian Cockerill is a beneficiary).

Date of change	31 January 2022

No. of securities held prior to change	Ordinary Shares: BHP Group Limited 8,759 – Indirect BHP Group Plc 3,500 – Indirect

Class	Ordinary shares

Number acquired	3,500 ordinary shares in BHP Group Limited

Number disposed	3,500 ordinary shares in BHP Group Plc

Value/Consideration	3,500 ordinary shares in BHP Group Plc were exchanged for 3,500 ordinary shares in BHP Group Limited as a result of Unification.

No. of securities held after	Ordinary Shares:

change	BHP Group Limited 12,259 – Indirect BHP Group Plc Nil

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	3,500 ordinary shares in BHP Group Plc were exchanged for 3,500 ordinary shares in BHP Group Limited as a result of Unification

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-

Nature of interest	-

Name of registered holder (if issued securities)	-

Date of change	-

No. and class of securities to which interest related prior to change	-

Interest acquired	-

Interest disposed	-

Value/Consideration	-

Interest after change	-

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	Yes

If so, was prior written clearance provided to allow the trade to proceed during this period?	Yes. Prior written clearance was provided in connection with Unification.

If prior written clearance was provided, on what date was this provided?	28 January 2022

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entity	Stefanie Wilkinson

Contact details	Stefanie Wilkinson Tel: +61 417 257 174

BHP Group Limited ABN 49 004 028 077

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 554 757 Fax +61 3 9609 3015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: February 2, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary